Standard Parking Corporation
900 North Michigan Avenue, Suite 1600
Chicago, Illinois 60611-1542
October 2, 2009
VIA EDGAR AND FACSIMILE
Ms. Chanda DeLong
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Facsimile: (703) 813-6967
Re:	Standard Parking Corporation Registration Statement on Form S-3 (File No. 333-161750)
Dear Ms. DeLong:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of Standard Parking Corporation (the “Registrant”), I hereby request that the effective date of the Registrant’s Registration Statement on Form S-3, be accelerated to 9:00 a.m., Eastern standard time, or as soon as practical thereafter, on October 6, 2009.
          The Registrant acknowledges the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call our counsel, Christopher P. Bennett of Reed Smith LLP at (312) 207-3871, to confirm effectiveness. We also respectfully request that a copy of the written order verifying the effective date and time be sent to Reed Smith LLP, 10 South Wacker Drive,

Chicago, Illinois, 60606, Attention: Christopher P. Bennett. Thank you for your attention to this matter.

Very truly yours, STANDARD PARKING CORPORATION
By:	/s/ Robert N. Sacks
	Name:	Robert N. Sacks
	Title:	Executive Vice President, General Counsel and Secretary

cc:	Christopher P. Bennett, Reed Smith LLP